Exhibit 99.1

JinkoSolar Announces Termination of At-The-Market Offering Program

SHANGHAI, Jan. 26, 2018 /PRNewswire/ -- JinkoSolar Holding Co., Ltd. (“JinkoSolar” or the “Company”) (NYSE: JKS), a global leader in the photovoltaic industry, today announced that it has terminated its at-the-market offering program (the “ATM program”), effective January 26, 2018. The Company did not sell any American Depositary Shares under the ATM program.

About JinkoSolar Holding Co., Ltd.

JinkoSolar (NYSE: JKS) is a global leader in the solar industry. JinkoSolar distributes its solar products and sells its solutions and services to a diversified international utility, commercial and residential customer base in China, the United States, Japan, Germany, the United Kingdom, Chile, South Africa, India, Mexico, Brazil, the United Arab Emirates, Italy, Spain, France, Belgium, and other countries and regions. JinkoSolar has built a vertically integrated solar product value chain, with an integrated annual capacity of 7 GW for silicon ingots and wafers, 4.5 GW for solar cells, and 8 GW for solar modules, as of September 30, 2017.

JinkoSolar has over 15,000 employees across its 8 productions facilities globally, 16 oversea subsidiaries in Japan (2), Singapore, India, Turkey, Germany, Italy, Switzerland, United States, Canada, Mexico, Brazil, Chile, Australia, South Africa and United Arab Emirates, and 15 global sales offices in China (2), United Kingdom, Bulgaria, Greece, Romania, Jordan, Saudi Arabia, Kuwait, Egypt, Morocco, Ghana, Kenya, Costa Rica, Colombia.

To find out more, please see: www.jinkosolar.com

Safe Harbor/Forward-Looking Statements

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the quotations from management in this press release and the Company's operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in JinkoSolar's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

In China:

Mr. Sebastian Liu

JinkoSolar Holding Co., Ltd.

Tel: +86 21-5183-3056

Email: ir@jinkosolar.com

Mr. Christian Arnell

Christensen, Beijing

Tel: +86 10 5900 2940

Email: carnell@christensenir.com

In the U.S.:

Ms. Linda Bergkamp

Christensen, Scottsdale, Arizona

Tel: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com